SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

PHILLIPS EDISON GROCERY CENTER REIT I, INC.

(Name of Subject Company)

PHILLIPS EDISON GROCERY CENTER REIT I, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71844V 102

(CUSIP Number of Class of Securities)

Jeffrey S. Edison
Chief Executive Officer and Chairman
Phillips Edison Grocery Center REIT I, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.
Andrew M. Davisson, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “CMG Tender Offer”) by CMG Partners, LLC, CMG Acquisition Co., LLC and CMG Income Fund II, LLC (collectively, the “Bidder” or the “Purchaser”), to purchase up to 9,300,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Phillips Edison Grocery Center REIT I, Inc. (the “Company” or the “ Corporation”), at a price of $5.25 per Share, in cash (without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit(a)(1) to the CMG Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on April 22, 2016 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”), unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the CMG Tender Offer and NOT tender the Shares for purchase pursuant to the CMG Tender Offer.

Item 1. Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

Phillips Edison Grocery Center REIT I, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
Phone Number: (513) 554-1110

The title of the class of equity securities to which the CMG Tender Offer relates is the Company’s Common Stock, of which there were 183,080,920 Shares outstanding as of April 15, 2016.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the CMG Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 9,300,000 Shares at the Offer Price. The CMG Tender Offer is on the terms and subject to the conditions set forth in the Offer to Purchase.

Unless the CMG Tender Offer is extended by the Bidder, it will expire on June 6, 2016, at 11:59 p.m., Pacific Time (the “Expiration Date”).

According to Bidder’s Schedule TO, its business address and telephone number is:

12828 Northup Way, Suite 110
Bellevue, Washington 98005
Phone Number: (425) 376-0693

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (a) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 3, 2016 (the “Form 10-K”), and (b) the sections entitled “Certain Information About Management — Director Independence,” “— The Audit Committee,” “— The Conflicts Committee,” “— Transactions with Related Persons,” “— Compensation of Executive Officers,” “— Compensation of Directors,” and “Stock Ownership” in the Company’s Definitive Proxy Statement on

Schedule 14A, filed with the SEC on April 29, 2015 (the “Proxy Statement”), all of which information is incorporated herein by reference. The Form 10-K and the Proxy Statement were previously made available to all of the Company’s Stockholders and are available for free on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors, in consultation with the Company’s external advisor, Phillips Edison NTR LLC (the “Advisor”), has carefully reviewed and analyzed the terms of the CMG Tender Offer. The Board of Directors has unanimously determined that the CMG Tender Offer is not advisable and is not in the best interests of the Stockholders. Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the CMG Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

(b) Background.

On April 4, 2016, the Company received a letter from Mark Swenson, Manager of CMG Partners, LLC, notifying the Company of the Bidder’s intention to commence a tender offer to purchase up to 1,000,000 Shares at a purchase price equal to $5.25 per share on April 19, 2016. With this letter, Mr. Swenson provided draft copies of the materials related to the intended tender offer and indicated the Bidder’s intention to request that the Company assist with the dissemination of the tender offer materials in accordance with Rule 14d-5 promulgated under the Securities Exchange Act of 1934, as amended.

On April 7, 2016, the Company’s outside counsel (“DLA Piper”) informed Mr. Swenson that because the materials indicated a planned tender offer for less than 5% of the Company’s outstanding Shares, the Company would be under no obligation to follow the procedures under Rule 14d-5 and did not intend to do so.

On April 8, 2016, Mr. Swenson delivered to DLA Piper revised drafts of the tender of materials indicating a revised offer for up to 9,150,000 Shares and a commencement date of April 22, 2016.

On April 14, 2016, the Board of Directors held a meeting with members of management, Advisor personnel and representatives from DLA Piper and reviewed the duties of the Board of Directors in connection with the proposed tender offer. Also at the meeting, members of management and Advisor personnel reviewed with the Board of Directors certain financial matters related to the proposed tender offer. The Board of Directors, Advisor personnel and management discussed the terms of the proposed tender offer, the recommendation to Stockholders, and a potential self-tender offer by the Company in response. The Board of Directors did not make any final decisions at this meeting.

On April 15, 2016, DLA Piper informed Mr. Swenson that the Board of Directors had approved an updated estimated value per Share of $10.20 and the Company had filed a Current Report on Form 8-K with this information. DLA Piper also informed Mr. Swenson that the tender offer would need to be for up to 9,154,121 Shares to be for 5% of the Company’s outstanding Shares and require the Company to follow the procedures under Rule 14d-5.

On April 15, 2016, Mr. Swenson indicated to DLA Piper that the Bidder would revise the tender offer to be for up to 9,300,000 Shares.

On April 22, 2016, the Bidder filed the Schedule TO with the SEC, commencing the CMG Tender Offer.

On April 23, 2016, based on updated information provided by DLA Piper and management regarding the final terms of the CMG Tender Offer, the Board of Directors approved the following by unanimous written consent: (a) that the CMG Tender Offer was not advisable or in the best interests of the Stockholders and that the Board of Directors would recommend that the Stockholders reject the CMG Tender Offer and not tender their Shares to the Bidder for purchase pursuant to the CMG Tender Offer and (b) the launch of the self-tender offer by the Company described in Item 8 below (the “Self-Tender Offer”).

(c) Reasons for the Recommendation.

The Process.  In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the CMG Tender Offer as described in the Schedule TO; (ii) consulted with the Advisor and received advice from the Company’s outside legal advisors; and (iii) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s historical financial performance and condition, business, portfolio of properties and future opportunities in order to assess the adequacy of the terms and conditions of the CMG Tender Offer.

The Role of the Advisor.  Because the Company has no direct employees, it relies on personnel employed by the Advisor and its affiliates for the day-to-day operation of the Company’s business. The Company’s Chief Executive Officer and Chairman, Jeffrey S. Edison, the Company’s Chief Financial Officer, Secretary and Treasurer, Devin I. Murphy, and the Company’s President and Chief Operating Officer, R. Mark Addy, are all employed by affiliates of the Advisor. Due to their unique familiarity with the Company’s portfolio of properties and operations, the Advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s historical financial performance and condition, business, portfolio of properties and future opportunities.

The Key Reasons for the Recommendation.  The reasons why the Board of Directors believes that the CMG Tender Offer is not in the best interests of the Stockholders include the following:

1.	The Board of Directors believes that the Offer Price is significantly less than the current and potential long-term value of the Shares. On April 14, 2016, the Board of Directors approved an estimated value per Share of $10.20 based substantially on the estimated market value of the Company’s portfolio of real estate properties in various geographic locations in the United States as of March 31, 2016. For a description of the valuation methodologies as well as important assumptions and limitations of this valuation, please refer to the disclosure in Item 8.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 15, 2016, which is incorporated herein by reference.
2.	As described further in Item 8 below, the Company is commencing a Self-Tender Offer for up to 9,300,000 Shares at $6.00 per Share; we note, however, that the Company may have the right to amend, extend or, upon certain specified conditions, terminate the Self-Tender Offer. However, the Board of Directors believes that the offer price of the Self-Tender Offer is still well below the current and potential long-term value of the Shares. Accordingly, the Board of Directors recommends that Stockholders DO NOT tender their Shares in the Self-Tender Offer or the lower CMG Tender Offer.
3.	Given the Offer Price, the Board of Directors believes that the CMG Tender Offer represents an opportunistic attempt by the Bidder to make a profit by purchasing the Shares at a deeply discounted price relative to their current estimated value, thereby depriving the Stockholders who tender Shares in the CMG Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Board of Directors’ belief in this regard is supported by the Bidder’s own characterization of the CMG Tender Offer. Specifically, the Board of Directors notes the following statement in the Bidder’s materials: “The [Bidder is] making the [Tender] Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $5.25 per Share, the [Bidder is] motivated to establish the lowest price which might be acceptable to Stockholders consistent with the [Bidder’s] objectives.”
4.	The Bidder applied a 49% “liquidity discount” to the Company’s April 2016 estimated value per share of $10.20 to determine the Offer Price as described in the Offer to Purchase. However, the Bidder does not provide any analysis as to how it arrived at such discount other than “because such a discount would meet the return targets based on the estimated time frame to potentially reach the [Company’s] Estimated Net Asset Value but nevertheless result in the possibility of a significant number of shareholders choosing to sell” and that it “applies such a discount with the intention of making a profit.” The Bidder states in its letter to Stockholders that “[w]hether or not we agree with the [Company’s] estimate, we believe that the [Company’s Shares] are or will be worth more than

[the Offer Price], and therefore, [the CMG Tender Offer] may not represent a fair assessment of the [Shares’] potential value if a liquidation of the [Company’s] assets or a listing of the Shares were to occur.”
5.	The Bidder acknowledges that it has “… not made an independent appraisal of the Shares or the [Company’s] properties and [is] not qualified to appraise real estate.” The Bidder further states “No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Bidder] or any affiliate of the [Bidder] as to such fairness.” The Board of Directors and the Advisor believe this illustrates the lack of credibility of the Bidder’s valuation methods and the inadequacy of the Offer Price.
6.	The Bidder states in the Offer to Purchase, based on its review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum, that there were no reported sales of Shares on the secondary markets during the winter of 2016 and sales of Shares on the secondary markets at $8.53 per Share in January and February 2016. The Bidder acknowledges that the information is believed to be the product of the independent sources’ private market research and does not constitute comprehensive transaction reporting of a securities exchange. The Bidder does not know whether these prices are accurate or complete and the Company cannot verify whether the above-referenced information is accurate or complete. The Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.
7.	The CMG Tender Offer is subject to certain conditions, some of which provide the Bidder with the “reasonable” discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Bidder. In addition, the Board of Directors noted that the CMG Tender Offer can be amended for various reasons, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there can be no assurance that the CMG Tender Offer would be completed as soon as the Bidder implies, or with the same terms and conditions, including without limitation, the Offer Price.
8.	The Board of Directors acknowledges that, during the fourth quarter of 2015, repurchase requests surpassed the funding limits under the Company’s share repurchase program (the “SRP”). The Board of Directors made a one-time authorization of additional funds that amounted to $10.8 million in order to repurchase Shares that were submitted for repurchase during the October repurchase cycle. However, no funds were available for repurchases in November or December, other than for repurchases sought upon a stockholder’s death, determination of incompetence or qualifying disability. As of December 31, 2015, there were outstanding requests to repurchase 3.4 million shares that had not been repurchased due to the SRP’s funding limits. In addition, due to these funding limits, no funds have been or will be available for repurchases during the first and second quarters of 2016, except for repurchases sought upon a stockholder’s death, determination of incompetence or qualifying disability. The funds available for repurchases during the third quarter of 2016, if any, are expected to be limited. Further, the SRP has been temporarily suspended during the Self-Tender Offer, as required by SEC rules. The Board of Directors will continue to consider the liquidity available to stockholders going forward, balanced with other long-term interests of the stockholders and the Company. It is possible that in the future additional liquidity will be made available by the Company through the SRP, issuer tender offers or other methods, though we can make no assurances as to whether that will happen, or the timing or terms of any such liquidity.

Notwithstanding the foregoing, the Board of Directors considered that, throughout its public offering of Shares, the Company’s prospectus disclosed that because of the limited liquidity of the Shares, investors should purchase Shares only as a long-term investment. Pursuant to the Company’s charter, if the Company does not begin the process of achieving a liquidity event by February 2019, the charter requires either (1) an amendment to the charter to extend the deadline to begin the process of achieving a liquidity event or (2) the holding of a stockholders meeting to vote on a proposal for an orderly liquidation of the Company’s portfolio. If the Company sought and failed to obtain stockholder approval of both the charter amendment and our liquidation, the Company would continue its business. Although there can be no assurances, the Company currently considers liquidity alternatives for its stockholders from time to time, and may begin the process of achieving a liquidity event prior to February 2019.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the CMG Tender Offer is not advisable and is not in the best interests of the Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the CMG Tender Offer and NOT tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Bidder pursuant to the CMG Tender Offer and that, because there is no trading market for the Shares, an individual Stockholder may determine to tender based on, among other considerations, such Stockholder’s individual liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Bidder pursuant to the CMG Tender Offer, each Stockholder should keep in mind that (a) the Board of Directors has the right to amend, suspend or terminate the Company’s SRP at any time, (b) the Board of Directors may have the right to amend, extend or, upon certain specified conditions, terminate the Self-Tender Offer and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the Stockholders.

(d) Intent to Tender.

The directors and executive officers of the Company are entitled to participate in the CMG Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they will not tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates will tender or sell Shares held of record or beneficially by such person for purchase pursuant to the CMG Tender Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the CMG Tender Offer.

Item 6. Interest in Securities of the Subject Company

Effective February 29, 2016, March 31, 2016 and April 22, 2016, pursuant to the Company’s SRP, the Company repurchased approximately 80,921, 96,072 and 29,997 Shares, respectively, at $10.20 per Share, for an aggregate price of approximately $2.1 million.

On March 1, 2016 and April 1, 2016, pursuant to the Company’s dividend reinvestment plan, the Company issued approximately 471,399 and 497,656 Shares, respectively, at $10.20 per Share, for aggregate proceeds of approximately $9.9 million.

During the past 60 days prior to the filing of the Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or, to the Company’s best knowledge, by any of its affiliates or subsidiaries or by the directors or executive officers of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

Other than the Self-Tender Offer described under Item 8 below, the Company has not undertaken and is not engaged in any negotiations in response to the CMG Tender Offer which relate to: (a) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the CMG Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information

Self-Tender Offer

As previously stated, the Board of Directors believes the Bidder’s Offer Price is significantly below the current and potential long-term value of the Shares. In order to deter the Bidder and other potential future bidders that may try to exploit the illiquidity of the Company’s Shares and acquire them from Stockholders at prices substantially below their fair value, the Board of Directors has authorized, and the Company is commencing contemporaneously with the filing of this Schedule 14D-9, the Self-Tender Offer for up to 9,300,000 Shares at $6.00 per Share. However, the Board believes that the offer price of the Self-Tender Offer is still well below the current and potential long-term value of the Shares. Accordingly, the Board recommends that Stockholders DO NOT tender their Shares in the Self-Tender Offer or the lower CMG Tender Offer.

Stockholders are advised to read the Company’s Tender Offer Statement on Schedule TO, which was filed with the SEC on April 25, 2016 and is incorporated herein by reference, because it contains important information. The Company’s Tender Offer Statement and other documents filed with the SEC are available for free on the SEC’s website at www.sec.gov.

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company, the Advisor, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9. These statements are based on a number of assumptions involving the judgment of management and are subject to various risks and uncertainties, such as the risks that retail conditions may adversely affect our base rent and, subsequently, or income, and that our properties consist primarily of retail properties and our performance, therefore, is linked to the market for retail space generally, as well as other risks identified in Part I, Item 1A, “Risk Factors” in the Form 10-K (which section is incorporated herein by reference). Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

Item 9. Exhibits

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHILLIPS EDISON GROCERY CENTER REIT I, INC.

By:	/s/ R. Mark Addy Name: R. Mark Addy Title: President and Chief Operating Officer

Dated: April 25, 2016

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Text of Letter to the Company’s Stockholders*
(a)(2)	Text of Letter to Financial Advisors
(a)(3)	Schedule TO filed by the Company with the SEC on April 25, 2016**
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 29, 2015***
(e)(2)	Excerpts from the Annual Report on Form 10-K filed by the Company with the SEC on March 3, 2016***
(e)(3)	Excerpt from the Current Report on Form 8-K filed by the Company with the SEC on April 15, 2016***

*	Included in copy mailed to Stockholders.
**	Incorporated by reference to the Company’s Schedule TO filed with the SEC on April 25, 2016.
***	The sections of the Form 10-K, Proxy Statement and the Current Report on Form 8-K, specified in Items 3, 4 and 8 hereto are incorporated herein by reference.